Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

	Year Ended December 31,		Nine Months Ended September 30,		Twelve Months Ended September 30,
	2000	2001	2001	2002	2002
Income before income taxes (A)	$35.0	$26.0	$18.0	$12.0	$20.0

Fixed Charges:
Interest expense, net	9.0	68.0	53.0	49.0	64.0
1/3 of rent expense (representative of interest factor)	1.2	1.8	1.3	1.9	2.4

Total fixed charges (B)	10.2	69.8	54.3	50.9	66.4

Earnings before fixed charges (C=A+B)	45.2	95.8	72.3	62.9	86.4

Ratio of earnings to fixed charges (C/B)	4.4x	1.4x	1.3x	1.2x	1.3x